

January 31, 2018

Ziv Sapir
Comrit Investments 1, LP
9 Ahad Ha'am Street
Tel Aviv, Israel 6129101

   Re: **American Realty Capital New York City REIT, Inc.**
      Schedule TO-T
      Filed January 29, 2018 by Comrit Investments 1, Limited Partnership
      File No. 005-90261

Dear Mr. Sapir:

   We have limited our review of the filing to those issues we have addressed in our comments. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Cover Page | Amount of Filing Fee

1. Please revise the cover page to set forth the calculation of the filing fee. See Rule 0-11(a)(5).

Cover Page | Offeror

2. Please advise us, with a view toward revised disclosure, why neither the general partner of Comrit nor the Principal of Purchaser as defined in the Offer to Purchase have been identified as an Offeror. Refer to General Instruction K.1 of Schedule TO and Rule 14d-1(g)(2) of Regulation 14D. For guidance regarding who should be identified as an Offeror on the cover page of Schedule TO and, by extension, a bidder for purposes of Regulations 14D and 14E, please review the guidance available on our website and accessible via the following link: https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Item 10. Financial Statements

3. Given that the tender offer seeks to buy less than all of the outstanding class of securities, and the named bidder is not subject to the periodic reporting requirements under the Securities

Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable. Please provide us with a brief legal analysis that explains the basis for the position that the financial condition of the bidder is immaterial to a shareholder's decision whether or not to participate in the tender offer. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

Exhibit (a)(1)(A) – Offer to Purchase

Acceptance for Payment and Payment for Shares; Proration, page 8

4. We note the statement that any extension, waiver or amendment of the offer will be followed "as promptly as practicable" by public announcement. Please revise this reference to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

5. Please advise us, with a view toward revised disclosure, how determination of the pro ration factor five days after offer expiration would enable the bidder to comply with the Rule 14e-1(c) requirement to promptly pay for securities tendered in the tender offer. See Section II.D. of Release No. 34-43069 (July 24, 2000) regarding the application of Section 14(e) and Regulation 14E to tender offers for additional guidance regarding the Commission's interpretation of the term "promptly" as used within Rule 14e-1(c). This interpretive release is accessible via the following link: https://www.sec.gov/rules/interp/34-43069.htm

Withdrawal Rights, page 10

6. We noticed the representation that "all questions as to the form and validity [ ] of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding." Notwithstanding the arbitration clause, please revise to expressly indicate that security holders may challenge the bidders' determinations in a court of competent jurisdiction. See Section 29(a) and (b) of the Securities Exchange Act of 1934. In addition, please make conforming changes to the section titled "[d]etermination of validity…" and elsewhere in the document wherever this objectionable language may appear.

Miscellaneous, page 16

7. The disclosure states that "the offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction." If the bidders are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law. While Rules 14d-4 and 14d-10 do not affirmatively govern the dissemination of tender offers into foreign jurisdictions, Rule 14d-10(a)(1) makes clear that the tender offer must be held open to all members of the subject class of equity being sought. Please revise consistent with Rule 14d-10(a)(1), or advise. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

Exhibit 99.(a)(4) | Notice of Offer to Purchase for Cash

8. To the extent that the bidder relied upon "Summary publication" as described in Rule 14d-4(a)(2) to disseminate the tender offer to security holders, please advise us of the medium through which the notice was distributed. Alternatively, please advise us how the bidder otherwise complied with Rule 14d-4(a).

We remind you that the named bidder and any additional bidders that are identified in response to this comment letter are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Amos W. Barclay, Esq.